KONECRANES®

Lifting Businesses™

RECEIVED

FEB 28 A 7:30

FILE 82-4297

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

08000982

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

SUPPL

February 19, 2008

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Releases published by the Company on February 8 - 14, 2008.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

PROCESSED

MAR 03 2008

THOMSON FINANCIAL

Very truly yours,

KONECRANES PLC

Paul Lönnfors
IR Manager

Konecranes Plc P.O. Box 661 (Koneenkatu 8) FI-05801 Hyvinkää, Finland Tel +358 20 427 11 Fax +358 20 427 2099
Business ID 0942718-2 VAT Reg No. FI09427182 Domicile Hyvinkää, Finland www.konecranes.com

KONECRANES NOMINATION AND COMPENSATION COMMITTEE'S PROPOSAL FOR COMPOSITION OF THE BOARD OF DIRECTORS

Konecranes Nomination and Compensation Committee proposes to the Annual General Meeting of Shareholders on March 13, 2008 the election of one new Board member and the re-election of seven of the current members (Mr Stig Gustavson, Mr Björn Savén, Mr Svante Adde, Mr Kim Gran, Mr Matti Kavetvuo, Ms Malin Persson and Mr Timo Poranen) for a term of one year.

Mr Stig Stendahl , who is currently a member of the Konecranes Board, has announced that he will not be available for re-election.

The Nomination and Compensation Committee proposes Mr Mikael Silvennoinen, President and CEO of OKO Bank to be elected as new member of the Konecranes Board of Directors for the next one-year term.

All candidates have given their consent to the election.

Mr Silvennoinen, M.Sc. (Econ. Finance and Accounting) has been the President and CEO of OKO Bank and a member of the Group's Executive Board of OKO Group since 1997. Prior to this he had been in various executive positions in OKO and Wärtsilä Groups. Mr Silvennoinen is also Chairman of the Board of Pohjola Insurance Group Plc and a member of the Steering Committee of Unico Banking Group.

With the exception of Stig Gustavson, the candidates are deemed to be independent of the company. Stig Gustavson held the position of President and CEO of Konecranes until June 17, 2005. All candidates are independent of all significant shareholders of the company.

Information regarding the proposed elected Board members can be found on Konecranes investor website at www.konecranes.com/investor.

Compensation of the Board of Directors

The Nomination and Compensation Committee proposes the following annual compensation to the Board Members: Chairman of the Board EUR 100,000, Vice Chairman of the Board EUR 64,000 and other Board Members EUR 40,000. In addition, compensation of EUR 1,500 per meeting is proposed for attendance at Board committee meetings.

The Committee proposes that the annual compensation can be paid either in cash or in Konecranes Plc's shares acquired from the market.

Following prior praxis, the Committee further proposes that the travel expenses of Board members are compensated for against receipt.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2006, Group sales totaled EUR 1483 million. The Group has 8,000 employees, at more than 370 locations in 43 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCR1V).

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Mr Paul Lönnfors, IR Manager, tel. +358 20 427 2050

DISTRIBUTION
OMX Nordic Exchange Helsinki
Media

KONECRANES PLC 2007 FINANCIAL STATEMENTS

Excellent 2007 Results, Favorable 2008 Outlook

- Excellent year in orders received: 1,872.0 MEUR (+27.1 %), Q4 orders: 471.0 MEUR (+28.2 %),
- Good growth in net sales: 1,749.7 MEUR (+18.0 %), Q4 sales: 522.8 MEUR (+13.6%)
- Operating profit (excluding 17.6 MEUR capital gain) increased to 174.7 (105.5) MEUR, margin was 10.0 (7.1) %
- Q4 operating profit (EBIT): 60.4 MEUR (+53.6%), EBIT margin 11.6 (8.5) %
- Improved return on capital employed: 50.4 (29.5) %, return on equity 51.2 (36.5) %
- Solid financial position with gearing down to 7.0 (57.3) %, Net debt 19.7 (128.2) MEUR
- Earnings per share: 2.17 (1.17) EUR, EPS excl. capital gain 1.95 EUR
- Strong cash flow from operations: 233.2 (114.2) MEUR
- Board's dividend proposal: 0.80 (0.45) EUR per share
- Double-digit sales growth targeted in 2008, potential for further EBIT margin improvement in 2008

	Fourth quarter			January - December		
EUR million	10-12/ 2007	10-12/ 2006	Change %	1-12/ 2007	1-12/ 2006	Change %
SALES						
Service	172.9	161.4	7.1	628.6	526.6	19.4
Standard Lifting	200.7	159.5	25.9	692.6	558.4	24.0
Heavy Lifting	187.6	162.7	15.3	549.0	490.8	11.8
Internal Sales	(38.4)	(23.5)	63.3	(120.3)	(93.3)	29.0
Sales total	522.8	460.1	13.6	1,749.7	1,482.5	18.0
Operational profit	60.4	39.3	53.6	174.7	105.5	65.7
Operational profit margin	11.6 %	8.5 %		10.0 %	7.1 %	
Gain on the sale of real estate	0.0	0.0		17.6	0.0	
Operating profit (EBIT)	60.4	39.3	53.6	192.3	105.5	82.3
EBIT margin	11.6 %	8.5 %		11.0 %	7.1 %	
Share of result of associates and joint ventures	0.1	0.3		0.7	0.7	
Interests, net	(1.3)	(2.1)		(8.5)	(9.5)	
Other financial income and expenses	(2.3)	(0.9)		(5.7)	(1.6)	
Profit before taxes	56.9	36.6	55.3	178.8	95.1	88.0
Taxes	(14.3)	(9.0)		(49.6)	(26.5)	
Net profit for the period	42.6	27.6	54.0	129.2	68.6	88.3
Earnings per share, basic (EUR)	0.71	0.48	50.3	2.17	1.17	84.5
Earnings per share, diluted (EUR)	0.70	0.46	51.5	2.13	1.15	85.9
ORDERS RECEIVED						
Service	137.8	122.5	12.6	563.0	448.5	25.5
Standard Lifting	196.4	137.7	42.7	793.8	592.7	33.9
Heavy Lifting	168.6	128.8	30.9	633.9	519.2	22.1
Internal Orders	(31.8)	(21.4)		(118.7)	(87.7)	
Orders received Total	471.0	367.5	28.2	1,872.0	1,472.8	27.1
Order Book at end of period				757.9	571.6	32.6

President and CEO Pekka Lundmark's comments on 2007 performance

Year 2007 was again excellent for Konecranes. Our strong growth continued for the third year in a row. Between 2004 and 2007 our sales have almost tripled, to more than EUR 1.7 billion. We now estimate our share of the relevant market to be approximately 15 percent. We have increased our operating profit over the same period almost six-fold, from EUR 31 million to EUR 175 million.

Our growth this year - 18 percent - was mostly organic. While we continued to integrate the two large acquisitions that generated roughly half of our growth in 2006, the new acquisitions - eight in all - were small service and technology companies. As an example I want to mention the acquisition of Savcor One, a software company that develops container positioning and equipment automation applications designed to improve our customers' container handling efficiency.

Konecranes continued to enjoy well-balanced growth across its various business areas and regions. Sales growth was strongest in Europe, Middle East & Africa, and all regions achieved double-digit growth. The fastest order growth took place in Asia-Pacific, but Europe, Middle East & Africa and Americas also posted excellent growth. We continued to expand our business in the world's fast developing markets. We have already had a good presence in China for a few years. Another important milestone was passed in our emerging markets strategy by entering the Indian market with a startup operation that grew from zero to 50 people during the year. Significant progress was made in another high-potential market, Russia, where we received a large number of new orders in the second half of the year. We intend to continue to expand our geographical reach.

Our group profitability development met our expectations, even though growth here was uneven. Standard Lifting and Service made excellent progress. The Heavy Lifting supply chain can still be improved.

The Group's 10 % EBIT margin target was already met less than a year after the target was raised. The progress from the previous year's 7.1 percent is significant. Profit growth combined with further improved capital efficiency generated a 50.4 percent return on the total capital employed.

The turbulence on the financial markets in the second half of the year did not seem to impact our demand. Our 27 percent growth in new orders exceeded the 18 percent sales growth, which means that we start the new year with an order book 32.6 percent stronger than a year ago. These promising numbers indicate continued growth in 2008, and we also believe that there is potential for further improvement in our margins. However, it is now more difficult to forecast development for the next few years although the long-term fundamentals in our macro environment continue to be strong. As long as economically sound industrial or logistics investments are able to find funding at reasonable terms, our business should continue to develop well. A widespread recession that would significantly reduce investments would of course hurt our market, too.

Regardless of the general economic development, our goal is to continue to increase our share of a market that is still very fragmented. In the services market alone, we estimate that more than EUR 10 billion is spent globally to service and maintain cranes. This market is significantly less cyclical than the new equipment market. Only some 30 percent of this market is open today, i.e. the crane owner has outsourced maintenance to companies like Konecranes. In addition to the general market growth, there is a clear trend towards outsourcing. Our company is best positioned to take advantage of this development, and we therefore expect that services will be a genuine growth business for a long time to come. More than half of our sales in North

America are generated by services, reducing our vulnerability to a potential economic downturn.

Board of Directors' Report

Konecranes financial performance continued to develop favorably in 2007. All geographical regions and Business Areas posted strong order and sales growth. Total sales growth was robust at 18 percent, and profitability improved for the fourth consecutive year. Return on equity was as high as 51.2 percent. As Konecranes business model is very cash generative, the company was able to reduce net debt from EUR 128.2 million to 19.7 million in 2007, despite paying EUR 26.7 million in dividends, buying back own shares for EUR 46.0 million, and acquiring eight companies for EUR 17.4 million. Konecranes solid financial position ensures that it can also continue developing its operations in a less buoyant economic environment. Konecranes has prerequisites to pursue organic growth by gaining market share in the still very fragmented industrial crane industry, even in case of flat or decreasing demand. Growing the business through acquisitions is part of Konecranes' strategy, and an economic slowdown could increase opportunities for value-adding acquisitions. The trend of outsourcing crane maintenance offers long-term growth prospects in the Service business. Because the recruitment of service technicians is the major challenge in expanding the service operations, a less competitive labor market could help fuel service growth. The development in 2007 strengthened Konecranes' competitiveness and ability to successfully cope with future challenges.

Change in Reporting Method 2007

Due to changes in the Business Area reporting method described below, the sales, orders and operating profit comparison figures in this report deviate from the figures reported in 2006 for the Business Areas Service and Standard Lifting. The aggregate and Heavy Lifting figures are not affected.

As of January 1, 2007, Konecranes-branded spare parts are reported in the Service Business Area, where previously they were partly included in Service and partly in Standard Lifting. The 2006 quarterly comparison figures for Service and Standard Lifting according to the new reporting structure are presented in the table below.

	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006
Service					
Orders received, MEUR	99.8	108.3	117.9	122.5	448.5
Net sales, MEUR	105.6	122.9	136.6	161.4	526.5
Operating income, MEUR	8.7	12.3	14.4	17.6	53.0
Operating margin, %	8.2	10.0	10.5	10.9	10.1
Standard Lifting					
Orders received, MEUR	142.6	155.3	157.2	137.7	592.7
Net sales, MEUR	114.0	131.7	153.2	159.5	558.4
Operating income, MEUR	8.0	12.0	15.3	16.2	51.5
Operating margin, %	7.0	9.1	10.0	10.2	9.2

In addition, the geographical segment reporting structure has been changed from the beginning of 2007. The new geographical segments are Europe, Middle East, Africa (EMEA), Americas (AME) and Asia-Pacific (APAC). The earlier structure was Nordic and Eastern Europe, EU (excl. Nordic), Americas, and Asia-Pacific. The 2006 quarterly sales comparison figures according to the new geographical segmentation are presented in the table below.

	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006
EMEA	170.1	195.3	187.9	227.8	781.1
AME	90.1	105.8	148.0	168.5	512.4
APAC	36.6	38.8	50.0	63.8	189.2
Total	296.7	339.9	385.8	460.1	1482.5

The restated 2006 APAC sales figures differ from the figures reported in 2006 as sales in Africa and the Middle East have been shifted from APAC to EMEA.

Sale of Real Estate

Konecranes finalized the sale of properties located in Hyvinkää, Hämeenlinna and Urjala, Finland, in April 2007. The Konecranes companies operating in the sold facilities in Hyvinkää and Hämeenlinna have continued their normal operations in these facilities under long-term rental agreements.

The aggregate sales price for the facilities was approximately EUR 31.4 million. Konecranes booked a capital gain of EUR 17.6 million in EBIT on the transaction.

Group Structure

MMH Holdings, Inc, operating under the well-known P&H brand, was consolidated into the Konecranes Group figures as of 1 June, 2006. Therefore, the comparison figures for 2006 include MMH only for the period June-December. The MMH operations in January-May 2007 account for roughly 5 percentage points of the reported 18 percent sales growth and the 27 percent order growth in 2007. Approximately 60 percent of MMH sales and orders are included in the Service Business Area, and the remainder is fairly evenly split between Standard Lifting and Heavy Lifting.

Acquisitions

Konecranes made eight acquisitions in 2007. In January, the straddle carrier manufacturer Consens Transport Systeme of Germany, and the maintenance service business of the small Swedish-based company, El&Travers were acquired. In March, Konecranes made an asset purchase agreement with the Spanish company Sistemas de Elevación, operating in the field of port service. In June, Konecranes signed an agreement to acquire 19 percent of the share capital of the crane manufacturing company Dynamic Crane Systems Ltd (DCS) in South Africa. The agreement includes an option to acquire the remaining shares in the company at a later stage. In July, Konecranes acquired Finnish container handling software specialist Savcor One Oy. During July, Konecranes also further strengthened its position in the machine tool service (MTS) business by acquiring two MTS companies in Scandinavia, Reftele Maskinservice AB in Sweden and Kongsberg Automation AS in Norway. In July, the port service business of the Italian company Technical Services S.r.l. was acquired. The acquired businesses accounted for EUR 12.2 million in net sales and -1.4 million in operating profit in 2007. Significant costs in developing the Straddle Carrier operations caused the negative result of the acquired businesses.

Market Review

Market demand for Konecranes' products and services developed favorably throughout 2007 in all geographical regions and Business Areas. Demand grew strongest in emerging markets. Demand for process cranes, industrial cranes and crane components improved on increasing industrial output and investments in new production capacity. Demand for container-handling and other port equipment benefited from high port investments. Demand for crane and machine

tool service increased on continuing outsourcing of service. Almost all Konecranes' main customer industries contributed to improved demand, with shipyards, harbors, primary metals, power and petrochemicals continuing to boost demand. Investment activity in the paper and automotive industries remained at a low level. Demand for both standard and heavy lifting equipment improved in all geographical regions.

Input prices, in particular steel and labor costs, rose from the previous year. This resulted in upward pressure on market prices for cranes and crane maintenance as suppliers endeavored to pass on the higher costs to customers. The tight labor market also led to difficulties in attracting and retaining skilled labor, particularly in markets with a strong representation of petrochemical, primary metal and mining industries.

Konecranes' strong sales and order growth leads management to believe that it continued to increase its global market shares.

Orders Received, Order Book and Contract Base

In 2007, order intake grew by 27.1 percent to EUR 1,872.0 (1,472.8) million. Konecranes' organic order growth exceeded 20 percent for the third consecutive year. Higher prices accounted for 4-5 percentage points of the order increase. The year-end value of the order backlog was 757.9 (571.6) million, up by 32.6 percent from the end of 2006. Changes in currency rates, primarily the devaluation of the USD against the euro, had a negative impact on the reported growth in orders and the order book. Konecranes continued to capitalize on the trend of outsourcing service. The annual value of the maintenance contract base rose more than 15 percent to EUR 106.4 million and included 292,139 (263,039) units at the end of 2007. The retention rate for maintenance contracts remained above 90 percent.

Higher demand in most customer segments, Konecranes' expanding geographical presence and our broader, competitive product range contributed to growth in orders. Orders increased in all geographical regions across all Business Areas. Geographically the Asia-Pacific region posted the strongest growth. Emerging markets in the EMEA region, particularly Russia and the Middle East, contributed to the region's solid order growth. Order intake in the Americas region grew by nearly 20 percent, and organic growth was close to five percent despite the devaluation of the US dollar.

Standard Lifting benefited from growing demand in general manufacturing, engineering and petrochemicals, both in emerging and mature markets.

Strong demand in general manufacturing, ports, shipyards, and the metals and power customer segments supported order growth in Heavy Lifting.

In Service, the personnel increase enabled high order intake. The reported order growth in Service was boosted by the MMH service business, which was included for only seven months in 2006.

Orders Received by Business Areas, MEUR

	Q4 2007	Q4 2006	Change percent	2007	2006	Change percent
Service	137.8	122.5	+12.6	563.0	448.5	+25.5
Standard Lifting	196.4	137.7	+42.7	793.8	592.7	+33.9
Heavy Lifting	168.6	128.8	+30.9	633.9	519.2	+22.1
Internal	(31.8)	(21.4)		(118.7)	(87.7)	
Total	471.0	367.5	+28.2	1,872.0	1,472.8	+27.1

In the fourth quarter, order intake totaled EUR 471.0 (367.5) million, representing growth of 28.2 percent. Order growth was exceptionally strong in both Standard Lifting and Heavy Lifting, and it was almost exclusively organic. Service orders continued to increase at a stable, double-digit rate.

Fourth quarter order intake was especially strong in the Asia-Pacific region, boosted by an order for 173 cranes to India. In EMEA, order growth continued at a high level. Order growth also continued at a good level in the Americas region except in port equipment, but the weaker USD/EUR rate subdued order growth.

Order Book by Business Areas, MEUR

	Dec 31, 2007	Dec 31, 2006	Change %
Service	109.3	101.1	8.2
Standard Lifting	270.9	174.6	55.1
Heavy Lifting	406.1	349.9	16.1
Internal	(28.4)	(53.9)	
Total	757.9	571.6	32.6

Sales

Net sales rose 18.0 percent to EUR 1,749.7 (1,482.5) million. Growth was predominantly organic. Price increases accounted for 4-5 percentage points of growth, as higher input costs were successfully compensated by higher sales prices. Currency rate changes had a negative impact on the reported sales figures.

Standard Lifting achieved the fastest growth on improving demand and higher market shares. Production was successfully increased, but due to the exceptionally strong order intake in 2006 and 2007, output did not quite rise as much as orders. As production ramp-up for hoists and other components was faster than for industrial cranes, the sales mix shifted towards more components.

Sales in Heavy Lifting rose thanks to a high order book at the beginning of 2007, continued strong demand and a broader product range. The tight market for certain raw materials and a wide range of subcontracted components subdued sales growth. Also bottlenecks in production caused delays.

Service sales rose strongly as new technicians were recruited and the service network expanded. The MMH service business boosted service sales growth, having been included for only seven months in 2006.

Net Sales by Business Area, MEUR

	Q4 2007	Q4 2006	Change percent	2007	2006	Change percent
Service	172.9	161.4	7.1	628.6	526.6	19.4
Standard Lifting	200.7	159.5	25.9	692.6	558.4	24.0
Heavy Lifting	187.6	162.7	15.3	549.0	490.8	11.8
Internal	(38.4)	(23.5)		(120.3)	(93.3)	
Total	522.8	460.1	13.6	1,749.7	1,482.5	18.0

Sales growth was fastest in the Europe, Middle East, Africa (EMEA) region with Russia and the Middle East contributing strongly. Reported sales growth in the Americas region was boosted by the MMH business, which is included for 12 months compared with seven months in 2006, but the weaker USD/EUR rate had a negative impact. The Asia-Pacific region posted solid sales growth with Service revenue and the Standard Lifting business growing strongly. However,

deliveries of large-scale projects in Heavy Lifting were at a low level in the second half of 2007, which subdued 2007 growth in APAC.

Net Sales by Region, MEUR

	Q4 2007	Q4 2006	Change percent	2007	2006	Change percent
EMEA	297.6	227.8	30.6	951.4	781.0	21.8
AME	159.6	168.5	(5.3)	589.7	512.3	15.1
APAC	65.6	63.8	2.8	208.6	189.4	10.3
Total	522.8	460.1	13.6	1,749.7	1,482.5	18.0

Fourth quarter net sales rose 13.6 percent to EUR 522.8 (460.1) million. EMEA posted strong growth. The significantly weaker USD rate weighed on reported sales in the Americas region. Sales growth in APAC was low in the absence of large-scale deliveries in Heavy Lifting.

In Service, fourth quarter sales growth was moderate. The weaker USD had a negative impact on reported service sales since nearly half of service revenue is generated in USD or USD-linked currencies. The recruitment of service personnel in the second half of 2007 was not as rapid as at the end of 2006 and first half of 2007.

Standard Lifting succeeded in raising fourth quarter production and deliveries to a record-high EUR 200.7 million, which roughly matches the quarterly order intake levels of 2007.

Heavy Lifting also achieved record-high fourth quarter delivery volumes despite challenges in component supply and production capacity.

Profitability

Group operational income, excluding the EUR 17.6 million capital gain, rose 65.7 percent to EUR 174.7 (105.5) million. This represents a 10.0 percent operating margin, up from 7.1 percent in 2006. The main drivers for improved profitability were higher volumes and productivity, success in passing on higher input costs, and the change in sales mix between and within the Business Areas.

Service and Standard Lifting contributed to the margin improvement since both Business Areas achieved their over-the-cycle operating margin targets of twelve percent. The main drivers for the margin expansion in Standard Lifting were higher volumes and improved productivity. The shift in mix towards more component and less industrial crane sales also contributed to the profitability improvement. Pricing had a minor positive effect as prices more than offset the higher input costs.

The margin improvement for Service was the result of better fixed cost absorption, improved productivity and, to a certain extent, pricing. The high margin in the MMH service business helped raise the service margin, since the MMH business was included for only seven months in 2006. Heavy Lifting's operating profit improved slightly, but the margin decreased because of several independent factors. The development costs of starting lift truck assembly in Lingang, China, and straddle carrier manufacturing in Germany burdened Heavy Lifting's result. Because of tight component supply situation and some bottlenecks in manufacturing, Heavy Lifting faced challenges in fulfilling deliveries, which resulted in lower than expected volumes, and additional costs. Significant cost overruns on a few large process crane projects also burdened Heavy Lifting's profitability.

Fourth quarter operating profit (EBIT) rose to a record-high of EUR 60.4 (39.3) million, representing 11.6 percent of net sales. The fourth quarter is seasonally Konecranes' strongest quarter. This seasonality has, however, decreased with geographical expansion, broadened product range, and wider customer exposure.

In the fourth quarter, Standard Lifting almost doubled operating profit in comparison to fourth quarter 2006 on higher volumes, improved productivity and sales mix.

Heavy Lifting's fourth quarter operating profit rose slightly on higher volumes. The margin rose clearly compared to the third quarter, which included a few low-margin projects, and achieved roughly the same level as in the fourth quarter of 2006. Challenges in the supply chain continued to weigh on the margin, but the component supply situation eased somewhat from the third quarter.

Operational EBIT and margin (excluding capital gain in Q2) by Business Area

	Q4 2007 MEUR	% of sales	Q4 2006 MEUR	% of sales	2007 MEUR	% of sales	2006 MEUR	% of sales
Service	24.3	14.0	17.6	10.9	78.7	12.5	53.0	10.1
Standard Lifting	31.7	15.8	16.2	10.2	101.2	14.6	51.5	9.2
Heavy Lifting	15.6	8.3	14.0	8.6	34.0	6.2	33.6	6.8
./. Group overheads	(12.2)	(2.3)	(9.6)	(2.1)	(36.8)	(2.1)	(31.6)	(2.2)
./. Elimination of internal profit	1.0		1.0		(2.3)		(0.9)	
Total	60.4	11.6	39.3	8.5	174.7	10.0	105.5	7.1

Group EBITDA was EUR 216.9 (128.0) million or 12.4 (8.6) percent on sales. Depreciations grew from EUR 22.3 million to EUR 24.0 million.

The share of associated companies result amounted to EUR 0.7 (0.7) million.

Group interest costs (the net of interest income and expenses) were EUR 8.5 (9.5) million.

Financial costs (net of expenses and income) were EUR 14.3 (11.1) million.

Group profit before taxes was EUR 178.8 (95.1) million. Income taxes were EUR 49.6 (26.5) million corresponding to an effective tax rate of 27.8 (27.9) percent for the year.

Group net income was EUR 129.2 (68.6) million. Basic earnings per share totaled EUR 2.17 (1.17) and diluted earnings per share were EUR 2.13 (1.15). Excluding the capital gain from the sale of real estate, basic earnings per share were EUR 1.95 and diluted EPS were EUR 1.92. Net income in the fourth quarter was EUR 42.6 (27.6) million or EUR 0.71 (0.48) in basic earnings per share.

The Group's return on capital employed was 50.4 (29.5) percent and return on equity was 51.2 (36.5) percent.

Group costs

Unallocated Group overhead costs were EUR 36.8 (31.6) million, representing 2.1 (2.2) percent of net sales. These costs consist mainly of research & development, information technology, marketing & communications, finance, legal, human resources, mergers & acquisitions, and general Group management and administration functions.

Cash flow and balance sheet

Cash flow from operations before financing items and taxes more than doubled to EUR 233.2 (114.2) million, representing EUR 3.91 (1.96) per share. Higher profits and improved working capital management supported the strong cash flow development.
Cash flow from financing items and taxes was EUR -49.7 (-32.8) million. Net cash flow from operating activities was EUR 183.5 (81.4) million, representing EUR 3.08 (1.39) per share.

In total, EUR 36.9 (66.1) million in cash was used to cover capital expenditure including acquisitions. The sale of fixed assets including real estate amounted to EUR 32.3 (1.2) million. The cash-based capital expenditures in fixed assets were EUR 22.5 (17.1) million.

Cash flow before financing activities was EUR 179.1 (16.6) million.

Fourth quarter 2007 cash flow before financing activities was strong at EUR 90,5 million.

The parent company paid EUR 26.7 (15.8) million in dividends.
During 2007, EUR 46.0 million was used to repurchase Konecranes shares.

Group interest-bearing debt was EUR 77.6 (173.3) million, and interest-bearing net debt was EUR 19.7 (128.2) million. Gearing was 7.0 (57.3) percent.

The Solidity (equity) ratio was 36.1 (28.3) percent, and the current ratio was 1.3 (1.4).

The Group has a EUR 200 million committed back-up financing facility to secure running liquidity. At year-end, EUR 27.2 (100.9) million was in use.

Currency rates and sensitivity

Changes in currency exchange rates had a negative effect on reported sales, order and profits. Currency hedging absorbed part of the impact of the stronger euro.

The annual negative impact of a one percent weakening of the USD/EUR rate is slightly more than one million euros in pre-tax profits. This includes both transactional and translation effects.

The Group continued its currency risk management policy of hedging. The aim of the hedging policy is to minimize currency risk relating to non-euro nominated export and import from or to the euro zone. Hedging was mainly carried out through currency forward exchange transactions.

Repurchase of Konecranes shares and shares in the company's possession

On the basis of the authorization of the 2007 AGM, Konecranes Board of Directors decided to commence repurchasing shares at the earliest on 8 November, 2007. Between November 8, 2007 and January 4, 2008 Konecranes repurchased 1,800,000 shares at the average share price of EUR 26.44. In total EUR 47.6 million was used for share repurchases, of which EUR 46.0 million was used in 2007. At the end of 2007, Konecranes had 2,473,000 own shares in its possession, corresponding to 4.06 percent of the shares and votes.

Capital expenditure

Group capital expenditure excluding acquisitions was EUR 25.2(16.3) million. This capital expenditures consisted mainly of replacement or capacity expansion investments on machines, equipment and information technology. Capital expenditure in acquisitions was EUR 17.4 (51.2) million.

Research and development

Total direct research and development costs in the Group were EUR 16.2 (12.5) million. R&D expenditure includes product development projects aimed at improving the quality and cost-efficiency of both products and services.

R&D expenditure is not allocated to the Business Areas, but reported in Group overheads, except for Stahl Crane Systems' R&D expenses, which are included in the Standard Lifting Business Area.

Personnel and personnel development

At the end of 2007, the Group employed 8,404 (7,549) persons. The average number of personnel was 8,005 (6,859). Most of the increase in personnel relates to the expansion in Service.

On average, the Group recorded somewhat over three training days per employee. The main corporate wide-development program is the three-year Konecranes Academy aimed for middle management and experts. The development program for the top management was continued.

Personnel by Business Area, end of period

	2007	2006	Change percent
Service	4,436	3,923	+13
Standard Lifting	2,479	2,333	+6
Heavy Lifting	1,272	1,131	+12
Group Staff	217	162	+34
Total	8,404	7,549	+11

Important appointments

The Group Executive Board (GXB) consisted of the following members at the beginning of 2007:

Pekka Lundmark, President and CEO

Business Area Presidents:
Hannu Rusanen, Service
Pekka Päkkilä, Standard Lifting
Mikko Uhari, Heavy Lifting

Region Presidents:
Pierre Boyer, Europe, Middle East & Africa (EMEA)
Tom Sothard, Americas (AME)
Harry Ollila, Northeast Asia (NEA)
Edward Yakos, Southeast Asia-Pacific (SAP)

Function Directors:
Teuvo Rintamäki, Chief Financial Officer, until 20 August 2007.
Sirpa Poitsalo, Director, General Counsel
Arto Juosila, Director, Administration and Business Development, until December 31, 2007.
Mikael Wegmüller, Director, Marketing and Communications

Peggy Hansson, Director, Competence Development, until 4 December 2007.
Ari Kiviniitty, Chief Technology Officer

Teo Ottola was appointed CFO as of 20 August, 2007. He replaced Teuvo Rintamäki on the GBX.
Jaana Rinne was appointed Director, talent management, and member of the GXB as of December 4, 2007.

After the period under review, Pekka Lettijeff was appointed Chief Procurement Officer as of January 21, 2008.

Risks and risk management

Risk management is part of the Konecranes' control system. In order to further increase transparency, and in anticipation of the upcoming new requirements, Konecranes has decided to expand its risk descriptions.

The purpose of risk management is to ensure that the risks related to the business operations of the Group are identified and managed adequately and appropriately so that the continuity of the business is safeguarded at all times.

The Group's risk management principles provide a basic framework for risk management in Konecranes. Based on these principles, each Group company or operating unit is responsible for its own risk management. This method guarantees the best possible knowledge of local conditions, experiences and individual aspects of relevance. The Group co-ordinates and consults in issues related to risk management, and decides on how to handle methods for joint or extensive risk management (e.g. global insurance programs, Group treasury, IT infrastructure and system architecture).

According to these principles, risk management is a continuous and systematic activity targeted to protect from personal injury, safeguard the assets of all Group companies and the whole Group, and to ensure stable and profitable financial performance. By minimizing losses due to realized risks, and optimizing the costs of risk management, the long-term competitiveness of the Group companies and the whole Group are safeguarded.

According to the risk management principles, the Group continuously reviews its insurance policies as part of its overall risk management. Insurance contracts are used to sufficiently cover risks that are economically or otherwise reasonably insurable.

Konecranes' operations are affected by various strategic, operational, financial and damage risks. The next section briefly describes Konecranes' most significant risks.

The demand for Konecranes products and services is affected by the development of the overall global economy, as well as the business cycles of Konecranes' customer industries.

The ongoing development of the Group's operational model from traditional manufacturing to increasingly supply chain driven activity creates various risks related to e.g. component costs, quality, availability and stock values. Konecranes recognizes that some key subcontractors also impose continuity risks.

There are specific risks involved with the different aspects of production - e.g. production capacity management, operational efficiency, continuity and

quality. There are also various threats and opportunities related to the development of new products and services.

The ability to recruit and retain personnel is of key importance for the success of Konecranes. Failure to do so may adversely affect Konecranes ability to execute its strategy.

Konecranes' manufacturing and supplier networks in developing countries, as well as business in emerging markets could be adversely affected by sudden changes in the political, economic or regulatory framework in these areas.

Unsuccessful acquisitions or unsuccessful integration of acquired companies could result in decreased profitability or hamper the implementation of the Group's strategy.

Konecranes' operations are dependent on the availability, reliability and quality of information, as well its confidentiality and integrity. Information security problems and incidents may adversely affect business performance.

Konecranes may be subject to various legal actions, claims and other proceedings in various countries. These actions, claims and other proceedings are typical for this industry and consistent with a global business offering that encompasses a wide range of products and services. These matters may involve contractual disputes, warranty claims, product liability (including design defects, manufacturing defects, failure to warn and asbestos legacy), employment, auto liability and other matters involving claims of general liability.

The Group's global business operations involve financial risks in the form of market, credit and liquidity risks. The most significant market risk is currency risk related to both foreign currency transactional and translational risk. The US dollar clearly has the biggest impact, and a 1%-point decrease (increase) in the EUR/USD rate would have a negative (positive) operating profit effect of slightly more than one million euros. This estimate is based on the assumptions that foreign currency transactions are not hedged and that the nominal amount of the USD denominated foreign currency transactions for the whole calendar year would be equal to the actual amounts outstanding at the end of the year (the transaction exposure).

The most important damage risks include business interruption risk, occupational health and safety-related risks, environmental risks, fire and other disasters, natural events and premises security risks.

The most significant short-term risks for the company are the development of the global economy and availability as well as the cost of certain subcontracted components and materials.

Litigations

Various legal actions, claims and other proceedings are pending against the Group in various countries. These actions, claims and other proceedings are typical for this industry and consistent with a global business offering that encompasses a wide range of products and services. These matters involve contractual disputes, warranty claims, product liability (including design defects, manufacturing defects, failure to warn and asbestos legacy), employment, auto liability and other matters involving claims of general liability.

While the final outcome of these matters cannot be predicted with certainty Konecranes is of the opinion, based on the information available to date and considering the grounds presented for such claims, available insurance coverage and the reserves made, that the outcome of such actions, claims and other proceedings, if unfavorable, would not have a material adverse impact on the financial condition of the Group.

Environment

Konecranes recognizes environmental management as an important aspect in its business and strives to conduct operations in an environmentally sound manner. The most important environmental aspects of the Konecranes Group relate to the use of materials, raw materials and energy consumption.

Environmental concerns are taken into account from the product development stage onwards. Key factors in product development are the efficient use of materials, reusability and energy efficiency in use. More than 98 percent of the material in a typical Konecranes crane can be recycled. Konecranes' hoists and lifting trolleys are designed to require as little space as possible and the electric motors use inverters that increase efficiency. Increasingly, Konecranes' equipment is used to transfer braking energy back into the grid, reducing energy consumption. The fine-machined components used in our transmissions contribute to extended service life and significantly reduced noise levels. Konecranes develops crane structures that use less steel and other raw materials. Lighter and compact designs of cranes contribute to savings in space, heating, and operating costs in buildings and harbor platforms.

The company strives to favor products and materials that impose the lowest possible impact on the environment in procurement choices and to pay particular attention to keeping energy and material consumption at a low level. Local regulations and recommendations are taken into account in waste management and disposal. The company prioritizes developing the environmental awareness of both own people and partners, with the aim of making environmental protection a natural part of day-to-day operations in all of our activities.

Incentive Programs and Share Capital

At the end of 2007, Konecranes had five ongoing stock option programs (1997, 1999, 2001, 2003 and 2007). During the second quarter of 2007, Konecranes distributed 987,500 2007A options to some 100 key employees in accordance with the authorization given to the Board of Directors by the Annual General Meeting in March 2007. The options entitle subscription of one Konecranes share per option, at the subscription price of EUR 25.72 (the weighted average share price in April 2007) per share. The subscription period for the 2007A options runs from May 2, 2009 to April 30, 2011. The option programs include approximately 320 key employees. The terms and conditions of the stock option schemes are available on our Investor homepage at www.konecranes.com/investor.

Pursuant to Konecranes Plc's stock option plans, 901,060 new shares were subscribed for and registered in the Finnish Trade Register during 2007. As a result of subscriptions of 67,600 shares prior to the 2007 AGM, Konecranes' share capital increased by EUR 33,800 to EUR 30,072,660. In accordance with the resolution of the AGM, the subscription price is, as of the date of the AGM, booked in its entirety to the paid in capital. The share subscriptions made during 2007 raised the number of shares to 60,978,780 at the end of 2007.

The remaining 1997, 1999B, 2001, 2003 and 2007 stock options at the end of the accounting period confer entitlement to subscription to a total of 2,085,040 shares.

In 2006, the Konecranes Board approved a long-term incentive program pertaining to Pekka Lundmark, the President and CEO of the Company. Pursuant to the incentive program a total of 50,000 shares were sold to the President and CEO on 22 December 2006, and 50,000 shares were sold in January 2007 on terms and conditions defined in the terms of subscription. The shares sold are subject to a five-year transfer restriction. As part of the scheme the Company paid a separate bonus to the Managing Director to cover the taxes levied as a result of the arrangement.

The purpose of the incentive scheme is to motivate the President and CEO to contribute in the best possible manner to the long-term success of the Company and to increased shareholder value for all shareholders of the Company.

Flagging notifications

Date	Shareholder	Number of Shares owned	% of shares and votes	Prior flagging, % of shares and votes
19 January, 2007	Fidelity International Limited and its direct and indirect subsidiaries	4 137 578	6.89	10.02
12 March, 2007	JPMorgan Chase & Co and its subsidiaries	3 008 405	5.00	
14 March, 2007	JPMorgan Chase & Co and its subsidiaries	2 936 245	4.88	5.00
20 March, 2007	Morgan Stanley & Co International Ltd	3 014 940	5.00	
21 March, 2007	Morgan Stanley & Co International Ltd	2 010 229	3.33	5.00
29 March, 2007	JPMorgan Chase & Co and its subsidiaries direct and indirect subsidiaries	3 313 163	5.50	4.88
26 July, 2007	Fidelity International Limited	3 011 708	4.96	6.89
10 August, 2007	Fidelity International Limited	3 211 878	5.29	4.96
19 September, 2007	JPMorgan Chase & Co	3 020 039	4.97	5.50
22 November, 2007	Fidelity International Ltd	2 970 165	4.88	5.29

Change in reporting method 2008

In 2007, Konecranes-branded spare parts were mainly reported in the Service Business Area instead of in both Service and Standard Lifting, as was previously the case. In 2008, a similar reporting change will be made concerning the remaining spare parts business in Standard and Heavy Lifting. This will result in a somewhat higher margin for Service and lower margins for Standard and Heavy Lifting.

The reported 2007 quarterly figures will be restated according to the new reporting method in the first quarter interim report.

Long-term targets

Konecranes Group operating margin target of ten percent over the cycle was set in February 2007. It is based on Business Area margin targets of 12 percent in Service and Standard Lifting, and 10 percent in Heavy Lifting. As the reporting change described above will alter the Business Area margins, the margin targets will be reviewed and communicated in conjunction with the 2008 first quarter interim review. Konecranes does not plan to change the Group over the cycle operating margin target of ten percent.

Dividend proposal

The Board of Directors proposes to the AGM that a dividend of EUR 0.80 (0.45) per share be paid for the fiscal year 2007. The dividend will be paid to shareholders, who are entered in the company's share register maintained by the Finnish Central Securities Depository Ltd. on the record date for payments of dividends on March 18, 2008. The actual payment of dividend will take place on March 28, 2008.

Future prospects

Based on the year-end order book, the order and inquiry activity in January 2008, and the short-term demand outlook described below, Konecranes targets double-digit sales growth in 2008. There continues to be potential for a further improvement in operating margin in 2008. We target sales growth for all three Business Areas in 2008.

Due to the increased uncertainty in the global economy, forecasting demand for lifting equipment is more difficult now than it has been in recent years. The uncertainty mainly concerns equipment, since demand for service is expected to continue increasing. In the long term, demand for lifting equipment is expected to increase strongly in many key customer segments including harbors, power, petrochemical, mining, metals, transport, shipping and refuse handling. Also the shorter-term outlook for many of these industries is favorable, particularly in the rapidly expanding economies. In order to take advantage of these opportunities we continue to extend our geographical coverage.

In 2008, demand for lifting equipment is anticipated to increase in the Asia-Pacific region in all key customer segments. In Western Europe, demand in general manufacturing is expected to stabilize at a high level. However, demand in Russia, Eastern Europe and the Middle East, as well as demand in many of the growth industries mentioned above, is expected to continue improving. In North America, port investment is expected to ease from the good levels of 2006 and 2007. Regarding other customer segments in North America, there are no clear signs of a major change in demand, but taking the weakened outlook of the U.S. economy into consideration, demand is anticipated to stabilize at a high level.

The year-end order book in Standard Lifting represents approximately four months of sales, which forms a strong base for sales growth in 2008. Heavy Lifting started 2008 with a 16 percent higher order book than in the previous year. Based on scheduled deliveries, Heavy Lifting's 2008 net sales are targeted to achieve solid growth. Service sales and order intake are anticipated to continue growing at a rate in excess of ten percent.

Helsinki February 8, 2008

Konecranes Plc
Board of Directors

Disclaimer

Certain statements in this report, which are not historical fact, including, without limitation those regarding expectations for market growth and developments, expectations for growth and profitability and statements preceded by "believes", "expects", "anticipates", "foresees" or similar expressions, are forward-looking statements. Therefore, they involve risks and uncertainties, which may cause actual results to materially differ from the results expressed in such forward-looking statements. Such factors include but are not limited to the company's own operating factors, industry conditions and general economic conditions.

CONSOLIDATED STATEMENT OF INCOME - IFRS

EUR million	9-12/ 2007	9-12/ 2006	Change %	1-12/ 2007	1-12/ 2006	Change %
Sales	522.8	460.1	13.6	1 749.7	1 482.5	18.0
Other operating income	0.8	0.5		20.3	2.0	
Depreciation and impairments	(6.9)	(6.9)		(24.6)	(22.5)	
Other operating expenses	(456.3)	(414.3)		(1 553.1)	(1 356.5)	
Operating profit	60.4	39.3	53.6	192.3	105.5	82.3
Share of result of associates and joint ventures	0.1	0.3		0.7	0.7	
Financial income and expenses	(3.6)	(3.0)		(14.3)	(11.1)	
Profit before taxes	56.9	36.6	55.3	178.8	95.1	88.0
Taxes	(14.3)	(9.0)		(49.6)	(26.5)	
Net profit for the period	42.6	27.6	54.0	129.2	68.6	88.3
Net profit for the period attributable to :						
Shareholders of the parent company	42.6	27.6		129.2	68.6	
Minority interest	0.0	0.0		0.0	0.0	
Earnings per share, basic (EUR)	0.71	0.48	50.3	2.17	1.17	84.5
Earnings per share, diluted (EUR)	0.70	0.46	51.5	2.13	1.15	85.9

CONSOLIDATED BALANCE SHEET - IFRS

EUR million		
ASSETS	31.12.2007	31.12.2006
Non-current assets		
Goodwill	56.8	54.0
Other intangible assets	59.4	55.0
Property, plant and equipment	61.9	67.5
Advance payments and construction in progress	4.7	9.6
Investments accounted for using the equity method	6.3	6.3
Available-for-sale investments	2.4	2.1
Long-term loans receivable	1.7	0.5
Deferred tax assets	24.9	24.6

Total non-current assets	218.0	219.6
Current assets		
Inventories		
Raw material and semi-manufactured goods	105.3	92.7
Work in progress	129.9	103.5
Advance payments	16.0	30.4
Total inventories	251.2	226.6
Account receivables	328.0	324.2
Loans receivable	0.2	0.2
Other receivables	18.9	27.0
Deferred assets	84.6	76.9
Cash and cash equivalents	56.0	44.4
Total current assets	738.9	699.4
TOTAL ASSETS	956.9	919.0

EQUITY AND LIABILITIES	31.12.2007	31.12.2006
Capital and reserves attributable to the shareholders of the parent		
Share capital	30.1	30.0
Share premium account	39.3	39.0
Fair value reserves	3.3	3.7
Translation difference	(12.9)	(5.8)
Paid in capital	4.7	0.5
Retained earnings	87.0	87.7
Net profit for the period	129.2	68.6
Total Shareholders' equity	280.7	223.7
Minority interest	0.1	0.1
Total equity	280.8	223.7
Liabilities		
Non-current liabilities		
Interest-bearing liabilities	45.7	120.9
Other long-term liabilities	57.3	58.7
Deferred tax liabilities	15.8	20.0
Total non-current liabilities	118.8	199.6
Provisions	37.2	28.2
Current liabilities		
Interest-bearing liabilities	31.8	52.4
Advance payments received	179.1	128.9
Progress billings	2.7	7.0
Accounts payable	120.4	113.6
Other short-term liabilities (non-interest bearing)	22.8	23.0
Accruals	163.3	142.5
Total current liabilities	520.1	467.4
Total liabilities	676.1	695.2
TOTAL EQUITY AND LIABILITIES	956.9	919.0

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY - IFRS

EUR million	Share capital	Share premium account	Share issues	Fair value Reserves	Translation Difference
Balance at 1 January, 2006	29.0	26.5	0.0	-4.9	-1.2
Option exercised	1.1	12.4			
Share issue					
Dividend distribution					
Cash flow hedge				8.6	
Translation difference					(4.6)
Share based payments					

recognized against equity					
Purchase of treasury shares					
Minority interest					
Net profit for the period					
Balance at 31 December, 2006	30.0	39.0	0.0	3.7	-5.8
Balance at 1 January, 2007	30.0	39.0	0.0	3.7	-5.8
Option exercised	0.0	0.3			
Dividend distribution					
Cash flow hedge				(0.3)	
Translation difference					(7.1)
Share based payments recognized against equity					
Purchase of treasury shares					
Minority interest					
Net profit for the period					
Balance at 31 December, 2007	30.1	39.3	0.0	3.3	-12.9

EUR million	Paid in Capital	Retained Earnings	Minority interest	Total Equity
Balance at 1 January, 2006	0.0	102.7	0.1	152.1
Option exercised				13.5
Share issue	0.5			0.5
Dividend distribution		(15.8)		(15.8)
Cash flow hedge				8.6
Translation difference				(4.6)
Share based payments recognized against equity		0.8		0.8
Purchase of treasury shares				0.0
Minority interest				0.0
Net profit for the period		68.6		68.6
Balance at 31 December, 2006	0.5	156.3	0.1	223.7
Balance at 1 January, 2007	0.5	156.3	0.1	223.7
Option exercised	6.4			6.7
Dividend distribution		(26.7)		(26.7)
Cash flow hedge				(0.3)
Translation difference				(7.1)
Share based payments recognized against equity		1.3		1.3
Purchase of treasury shares	(2.2)	(43.8)		(46.0)
Minority interest			0.0	0.0
Net profit for the period		129.2		129.2
Balance at				

31 December, 2007	4.7	216.2	0.1	280.8

CONSOLIDATED CASH FLOW STATEMENT - IFRS

EUR million	1-12/2007	1-12/2006
Cash flow from operating activities		
Operating income	192.3	105.5
Adjustments to operating profit		
Depreciation and impairments	24.6	22.5
Profits and losses on sale of fixed assets	(18.0)	(0.3)
Other non-cash items	(0.2)	2.0
Operating income before chg in net working capital	198.7	129.7
Change in interest-free short-term receivables	(14.9)	(69.1)
Change in inventories	(28.3)	(48.2)
Change in interest-free short-term liabilities	77.6	101.9
Change in net working capital	34.4	(15.4)
Cash flow from operations before financing items and taxes	233.2	114.2
Interest received	2.2	2.1
Interest paid	(10.8)	(11.5)
Other financial income and expenses	(0.4)	(1.4)
Income taxes paid	(40.7)	(22.1)
Financing items and taxes	(49.7)	(32.8)
Net cash from operating activities	183.5	81.4
Cash flow from investing activities		
Acquisition of Group companies, net of cash	(13.8)	(48.3)
Acquisition of shares in associated company	0.0	(0.2)
Investments in other shares	(0.5)	(0.6)
Capital expenditures	(22.5)	(17.1)
Proceeds from sale of fixed assets	32.3	1.2
Dividends received	0.2	0.1
Net cash used in investing activities	(4.4)	(64.8)
Cash flow before financing activities	179.1	16.6
Cash flow from financing activities		
Proceeds from options exercised and share issues	6.7	14.1
Purchase of treasury shares	(46.0)	0.0
Proceeds from long-term borrowings	100.1	191.0
Repayments of long-term borrowings	(177.8)	(102.5)
Proceeds from short-term borrowings	1 721.1	1 588.9
Repayments of short-term borrowings	(1 741.9)	(1 690.7)
Change in long-term receivables	(1.3)	0.0
Change in short-term receivables	(0.0)	(0.2)
Dividends paid	(26.7)	(15.8)
Net cash used in financing activities	(165.8)	(15.2)
Translation differences in cash	(1.7)	(1.0)
Change of cash and cash equivalents	11.6	0.3
Cash and cash equivalents at beginning of period	44.4	44.0
Cash and cash equivalents at end of period	56.0	44.4
Change of cash and cash equivalents	11.6	0.3

The effect of changes in exchange rates has been eliminated by converting the beginning balance at the rates current on the last day of the year.

SEGMENT INFORMATION

1. BUSINESS SEGMENTS

EUR million

Order Intakes by Business Area	1-12/2007	% of total	1-12/2006	% of total
Service 1)	563.0	28	448.5	29
Standard Lifting	793.8	40	592.7	38

Heavy Lifting	633.9	32	519.2	33
./. Internal	(118.7)		(87.7)	
Total	1 872.0	100	1 472.8	100

1) Excl. Service Contract Base

Order Book total 2)	31.12.2007	31.12.2006
Total	757.9	571.6

2) Percentage of completion deducted

Sales by Business Area	1-12/2007	% of total	1-12/2006	% of total
Service	628.6	34	526.6	33
Standard Lifting	692.6	37	558.4	35
Heavy Lifting	549.0	29	490.8	31
./. Internal	(120.3)		(93.3)	
Total	1 749.7	100	1 482.5	100

Operating Profit (EBIT) by Business Area without gain on the sale of real estate	1-12/2007		1-12/2006	
	MEUR	Ebit %	MEUR	Ebit %
Service	78.7	12.5	53.0	10.1
Standard Lifting	101.2	14.6	51.5	9.2
Heavy Lifting	34.0	6.2	33.6	6.8
Group costs	(36.8)		(31.6)	
Consolidation items	(2.3)		(0.9)	
Total	174.7	10.0	105.5	7.1

Total Operating Profit (EBIT) by Business Area	1-12/2007		1-12/2006	
	MEUR	Ebit %	MEUR	Ebit %
Service	79.5	12.6	53.0	10.1
Standard Lifting	110.1	15.9	51.5	9.2
Heavy Lifting	41.9	7.6	33.6	6.8
Group costs	(36.8)		(31.6)	
Consolidation items	(2.3)		(0.9)	
Total	192.3	11.0	105.5	7.1

Personnel by Business Area (at the End of the Period)	31.12.2007	% of total	31.12.2006	% of total
Service	4 436	53	3 923	52
Standard Lifting	2 479	29	2 333	31
Heavy Lifting	1 272	15	1 131	15
Group staff	217	3	162	2
Total	8 404	100	7 549	100

2. GEOGRAPHICAL SEGMENTS

EUR million

Sales by Market	1-12/2007	% of total	1-12/2006	% of total
Europe-Middle East-Africa (EMEA)	951.4	54	781.0	53
Americas (AME)	589.7	34	512.3	35
Asia-Pacific (APAC)	208.6	12	189.1	13
Total	1 749.7	100	1 482.5	100

NOTES:

KEY FIGURES	1-12/2007	1-12/2006	Change %
Earnings per share, basic (EUR)	2.17	1.17	84.5 %

Earnings per share, diluted (EUR)	2.13	1.15	85.9 %
Gearing %	7.0	57.3	(87.8) %
Solidity %	36.1	28.3	27.6 %
Return on capital employed, %	50.4	29.5	70.8 %
Return on equity, %	51.2	36.5	40.3 %
Equity/share, EUR	4.80	3.77	27.3 %
Current ratio	1.3	1.4	(7.1) %
Investments total (excl.Acquisitions), EUR million	25.2	16.3	54.5 %
Interest-bearing net debt, EUR million	19.7	128.2	(84.6) %
Net working capital, EUR million	166.4	216.2	(23.1) %
Average number of personnel during the period	8 005	6 859	16.7 %
Average number of shares outstanding, basic	59 608 990	58 383 534	2.1 %
Average number of shares outstanding, diluted	60 507 038	59 736 235	1.3 %
Number of shares outstanding, at end of the period	58 505 780	59 285 120	(1.3) %

The period end exchange rates:	31.12.2007	31.12.2006	Change %
USD	1.4721	1.3170	(10.5) %
CAD	1.4449	1.5281	5.8 %
GBP	0.7334	0.6715	(8.4) %
CNY	10.7524	10.2793	(4.4) %
SGD	2.1163	2.0202	(4.5) %
SEK	9.4415	9.0404	(4.2) %
NOK	7.9580	8.2380	3.5 %
AUD	1.6757	1.6691	(0.4) %

The period average exchange rates:	31.12.2007	31.12.2006	Change %
USD	1.3699	1.2554	(8.4) %
CAD	1.4679	1.4234	(3.0) %
GBP	0.6840	0.6817	(0.3) %
CNY	10.4160	10.0080	(3.9) %
SGD	2.0633	1.9938	(3.4) %
SEK	9.2489	9.2548	0.1 %
NOK	8.0159	8.0487	0.4 %
AUD	1.6346	1.6666	2.0 %

CONTINGENT LIABILITIES AND PLEDGED ASSETS

EUR million	31.12.2007	31.12.2006
Contingent liabilities		
For own debts		
Mortgages on land and buildings	0.0	0.7
For own commercial obligations		
Pledged assets	0.3	1.1
Guarantees	255.3	136.3
Other contingent liabilities and financial liabilities		
Contingent liabilities		
Next year	24.1	11.1
Later on	63.7	26.0
Other	0.0	1.0
Total	343.5	176.2

Leasing contracts follow the normal practices in corresponding countries.

Total by category		
Mortgages on land and buildings	0.0	0.7
Pledged assets	0.3	1.1
Guarantees	255.3	136.3
Other liabilities	87.9	38.1
Total	343.5	176.2

Contingent liabilities relating to litigations

Various legal actions, claims and other proceedings are pending against the Group in various countries. These actions, claims and other proceedings are typical for this industry and consistent with a global business offering that encompasses a wide range of products and services. These matters involve contractual disputes, warranty claims, product liability (including design defects, manufacturing defects, failure to warn and asbestos legacy), employment, auto liability and other matters involving claims of general liability.

While the final outcome of these matters cannot be predicted with certainty Konecranes is of the opinion, based on the information available to date and considering the grounds presented for such claims, available insurance coverage and the reserves made, that the outcome of such actions, claims and other proceedings, if unfavorable, would not have a material adverse impact on the financial condition of the Group.

NOTIONAL AND FAIR VALUES OF DERIVATIVE FINANCIAL INSTRUMENTS

EUR million	12/2007 Nominal value	12/2007 Fair value	12/2006 Nominal value	12/2006 Fair value
Foreign exchange forward contracts	168.8	5.4	279.7	3.0
Electricity derivatives	0.9	0.3	1.1	0.1
Total	169.7	5.7	280.8	3.1

Derivatives are used for hedging currency and interest rate risks, as well as the risk of electricity price fluctuations. The Company applies hedge accounting on the derivatives used to hedge cash flows in Heavy Lifting projects.

ACQUISITIONS

During the first half of 2007, Konecranes made a few smaller business acquisitions. The most important of these was the acquisition of Straddle carrier manufacturer in Germany, Consens Transport Systeme. Additionally in January, Konecranes signed an agreement to acquire the maintenance service business of a small Swedish-based company El&Travers. In March, Konecranes made an asset purchase agreement with the Spanish company Sistemas de Elevación, operating in the field of port service.

During the third quarter, Konecranes made four acquisitions. On 31 July, Konecranes acquired the Finnish container handling software specialist Savcor One Oy. The company, which was part of the Savcor Group, is based in Vantaa, Finland, and provides its products and services to more than 20 leading container ports all over the world. In July 2007, Konecranes strengthened its position in the machine tool service (MTS) business by acquiring two MTS companies in Scandinavia, Reftele Maskinservice AB in Sweden and Kongsberg

Automation A/S in Norway. On 31 July, Konecranes signed an agreement to acquire the port service business of Technical Services S.r.l. in Italy.

If the combinations had taken place at the beginning of the year, the net sales for the Group would have been EUR 1,767.3 million and operating profit EUR 190.8 million.

Since the dates of acquisitions, the acquired units have contributed about EUR 12.2 million to the net sales and EUR -1.4 million to the operating profit of the Group.

The preliminary fair values of the identifiable assets and liabilities of the acquired businesses at the date of acquisitions are summarized below.

EUR million	12/2007 Recognized on acquisition	12/2007 Carrying value
Intangible assets	11.2	0.6
Tangible assets	0.6	0.6
Deferred tax assets	0.0	0.3
Inventories	4.8	4.7
Receivables and other assets	1.9	1.9
Cash and bank	1.5	1.5
Total assets	20.0	9.6
Liabilities	5.5	3.1
Net assets	14.5	6.5
Acquisition costs	17.4	
Goodwill	2.9	
Cash outflow on acquisition		
Acquisition costs	17.4	
Liabilities assumed	(2.0)	
Acquisition costs paid in cash	15.4	
Cash and cash equivalents of acquired companies	(1.5)	
Net cash flow arising on acquisition	13.8	

QUARTERLY FIGURES:

CONSOLIDATED STATEMENT OF INCOME - IFRS, QUARTERLY

EUR million	Q4/2007	Q3/2007	Q2/2007	Q1/2007
Sales	522.8	424.4	422.0	380.5
Other operating income	0.8	0.5	18.3	0.7
Depreciation and impairments	(6.9)	(5.7)	(5.9)	(6.2)
Other operating expenses	(456.3)	(373.7)	(378.8)	(344.3)
Operating profit	60.4	45.5	55.6	30.8
Share of result of associates and joint ventures	0.1	0.3	0.5	(0.2)
Financial income and expenses	(3.6)	(4.3)	(3.1)	(3.2)
Profit before taxes	56.9	41.5	53.0	27.4
Taxes	(14.3)	(12.0)	(15.4)	(8.0)
Net profit for the period	42.6	29.5	37.6	19.5

CONSOLIDATED STATEMENT OF INCOME - IFRS, QUARTERLY

EUR million	Q4/2006	Q3/2006	Q2/2006	Q1/2006
Sales	460.1	385.8	339.9	296.7
Other operating income	0.5	0.6	0.1	0.8
Depreciation and impairments	(6.9)	(5.6)	(5.2)	(4.7)

Other operating expenses	(414.3)	(349.6)	(313.8)	(278.8)
Operating profit	39.3	31.2	21.0	14.0
Share of result of associates and joint ventures	0.3	0.1	0.4	(0.1)
Financial income and expenses	(3.0)	(2.4)	(3.8)	(2.0)
Profit before taxes	36.6	28.9	17.6	11.9
Taxes	(9.0)	(8.7)	(5.3)	(3.6)
Net profit for the period	27.7	20.2	12.4	8.3

CONSOLIDATED BALANCE SHEET - IFRS

EUR million	Q4/2007	Q3/2007	Q2/2007	Q1/2007
ASSETS				
Goodwill	56.8	58.4	55.2	54.0
Other intangible assets	59.4	61.1	52.6	54.7
Property, plant and equipment	61.9	59.4	59.0	68.2
Other	40.0	43.3	43.8	45.1
Total Non-current assets	218.0	222.2	210.6	221.9
Inventories	251.2	268.3	257.2	251.6
Receivables and other current assets	431.7	422.2	402.3	378.6
Cash and cash equivalents	56.0	57.3	62.0	62.0
Total Current assets	738.9	747.8	721.6	692.3
Total Assets	956.9	970.1	932.3	914.2
EQUITY AND LIABILITIES				
Total Equity	280.8	287.1	259.2	218.0
Non-current liabilities	118.8	151.8	154.0	157.2
Provisions	37.2	30.5	27.3	27.3
Advance payments received	179.1	158.7	134.6	109.8
Other current liabilities	340.9	341.9	357.1	401.9
Total Liabilities	676.1	682.9	673.0	696.2
Total Equity and Liabilities	956.9	970.1	932.2	914.2

CONSOLIDATED BALANCE SHEET - IFRS

EUR million	Q4/2006	Q3/2006	Q2/2006	Q1/2006
ASSETS				
Goodwill	54.0	59.0	59.0	55.6
Other intangible assets	55.0	51.4	52.6	41.7
Property, plant and equipment	67.5	70.2	71.2	59.6
Other	43.1	39.1	35.5	34.8
Total Non-current assets	219.6	219.8	218.3	191.7
Inventories	226.6	237.0	218.6	177.3
Receivables and other current assets	428.4	383.3	354.5	313.5
Cash and cash equivalents	44.4	54.8	40.9	39.4
Total Current assets	699.4	675.2	614.0	530.2
Total Assets	919.0	895.0	832.3	721.9
EQUITY AND LIABILITIES				
Total Equity	223.7	194.0	173.3	154.7
Non-current liabilities	199.6	171.6	173.5	102.2
Provisions	28.2	27.6	20.8	20.4
Advance payments received	128.9	140.4	113.5	89.7
Other current liabilities	338.5	361.4	351.2	354.8
Total Liabilities	695.2	701.0	659.0	567.2
Total Equity and Liabilities	919.0	895.0	832.3	721.9

CONSOLIDATED CASH FLOW STATEMENT - QUARTERLY

EUR million	Q4/2007	Q3/2007	Q2/2007	Q1/2007
Cash flow before chg in net working capital	67.2	51.0	43.8	36.7

Change in net working capital	39.2	10.5	(13.1)	(2.2)
Financing items and taxes	(9.5)	(9.5)	(18.4)	(12.2)
Net cash from operating activities	96.9	52.1	12.2	22.3
Cash flow from investing activities	(6.4)	(12.1)	26.1	(12.0)
Cash flow before financing activities	90.5	40.0	38.3	10.3
Proceeds from options exercised and share issues	1.2	(0.1)	3.6	2.0
Purchase of treasury shares	(46.0)	0.0	0.0	0.0
Change of interest-bearing debt	(46.3)	(28.7)	(57.0)	32.3
Dividends paid	0.0	0.0	0.1	(26.8)
Net cash used in financing activities	(91.1)	(28.8)	(53.3)	7.5
Translation differences in cash	(0.7)	(1.0)	0.1	(0.1)
Change of cash and cash equivalents	(1.4)	10.2	(14.9)	17.7
Cash and cash equivalents at beginning of period	57.3	47.1	62.0	44.4
Cash and cash equivalents at end of period	56.0	57.3	47.1	62.0
Change of cash and cash equivalents	(1.4)	10.2	(14.9)	17.7

CONSOLIDATED CASH FLOW STATEMENT - QUARTERLY

EUR million	Q4/2006	Q3/2006	Q2/2006	Q1/2006
Cash flow before chg in net working capital	47.8	37.1	26.0	18.9
Change in net working capital	(10.1)	1.3	(18.9)	12.3
Financing items and taxes	(15.0)	(5.7)	(7.5)	(4.6)
Net cash from operating activities	22.6	32.7	(0.5)	26.6
Cash flow from investing activities	(7.0)	(1.1)	(53.7)	(3.1)
Cash flow before financing activities	15.7	31.6	(54.2)	23.5
Proceeds from options exercised and share issues	2.8	0.8	3.2	7.3
Purchase of treasury shares	0.0	0.0	0.0	0.0
Change of interest-bearing debt	(28.6)	(18.6)	53.2	(19.5)
Dividends paid	0.0	0.0	0.0	(15.8)
Net cash used in financing activities	(25.8)	(17.9)	56.5	(28.0)
Translation differences in cash	(0.3)	0.2	(0.7)	(0.2)
Change of cash and cash equivalents	(10.5)	13.9	1.5	(4.6)
Cash and cash equivalents at beginning of period	54.8	40.9	39.4	44.0
Cash and cash equivalents at end of period	44.4	54.8	40.9	39.4
Change of cash and cash equivalents	(10.5)	13.9	1.5	(4.6)

QUARTERLY SEGMENT INFORMATION

EUR million

Sales by Business Area	Q4/2007	Q3/2007	Q2/2007	Q1/2007
Service	172.9	156.3	151.6	147.8
Standard Lifting	200.7	177.6	169.5	144.7

Heavy Lifting	187.6	118.5	129.0	113.9
./. Internal	(38.4)	(28.1)	(28.1)	(25.8)
Total	522.8	424.4	422.0	380.5

EUR million

Sales by Business Area	Q4/2006	Q3/2006	Q2/2006	Q1/2006
Service	161.4	136.6	122.9	105.6
Standard Lifting	159.5	153.2	131.7	114.0
Heavy Lifting	162.7	125.3	104.5	98.4
./. Internal	(23.5)	(29.2)	(19.2)	(21.3)
Total	460.1	385.8	339.9	296.7

Operating Profit (EBIT) by Business Area without gain on the sale of real estate	Q4/2007	Q3/2007	Q2/2007	Q1/2007
Service	24.3	21.3	18.0	15.1
Standard Lifting	31.7	28.0	24.4	17.0
Heavy Lifting	15.6	4.5	6.1	7.9
Group costs	(12.2)	(5.9)	(10.2)	(8.5)
Consolidation items	1.0	(2.3)	(0.3)	(0.7)
Total	60.4	45.5	38.0	30.8

Operating Profit (EBIT) by Business Area without gain on the sale of real estate	Q4/2006	Q3/2006	Q2/2006	Q1/2006
Service	17.6	14.4	12.3	8.7
Standard Lifting	16.2	15.3	12.0	8.0
Heavy Lifting	14.0	8.3	5.7	5.6
Group costs	(9.6)	(5.8)	(8.8)	(7.4)
Consolidation items	1.0	(1.0)	(0.1)	(0.8)
Total	39.3	31.2	21.0	14.0

Order Intakes by Business Area	Q4/2007	Q3/2007	Q2/2007	Q1/2007
Service 1)	137.8	138.7	142.6	143.9
Standard Lifting	196.4	201.7	199.8	196.0
Heavy Lifting	168.6	195.4	151.7	118.3
./. Internal	(31.8)	(29.3)	(28.9)	(28.7)
Total	471.0	506.4	465.1	429.4

1) Excl. Service Contract Base

Order Intakes by Business Area	Q4/2006	Q3/2006	Q2/2006	Q1/2006
Service 1)	122.5	117.9	108.3	99.8
Standard Lifting	137.7	157.2	155.3	142.6
Heavy Lifting	128.8	150.9	124.3	115.1
./. Internal	(21.4)	(22.7)	(18.7)	(24.9)
Total	367.5	403.4	369.2	332.7

1) Excl. Service Contract Base

Order book by Business Area	Q4/2007	Q3/2007	Q2/2007	Q1/2007
Service	109.3	122.8	124.5	112.9
Standard Lifting	270.9	267.7	239.5	225.0
Heavy Lifting	406.1	434.3	360.9	356.0
./. Internal	(28.4)	(29.9)	(25.1)	(57.1)
Total	757.9	794.8	699.8	636.8

Order book by Business Area	Q4/2006	Q3/2006	Q2/2006	Q1/2006
Service	101.1	119.9	118.7	82.9
Standard Lifting	174.6	202.7	192.3	138.8
Heavy Lifting	349.9	413.6	377.7	342.1
./. Internal	(53.9)	(54.3)	(48.0)	(53.0)
Total	571.6	681.9	640.7	510.8

Sales by Market	Q4/2007	Q3/2007	Q2/2007	Q1/2007
Europe-Middle East-Africa (EMEA)	297.6	238.6	227.0	188.2
Americas (AME)	159.6	135.4	143.1	151.7
Asia-Pacific (APAC)	65.6	50.4	51.9	40.7
Total	522.8	424.4	422.0	380.5

Sales by Market	Q4/2006	Q3/2006	Q2/2006	Q1/2006
Europe-Middle East-Africa (EMEA)	227.8	187.9	195.3	170.1
Americas (AME)	168.5	148.0	105.8	90.1
Asia-Pacific (APAC)	63.8	50.0	38.8	36.6
Total	460.1	385.8	339.9	296.7

KONECRANES GROUP 2003 - 2007

		IFRS 2007	IFRS 2006	IFRS 2005	IFRS 2004	FAS 2003
Business development						
Order intake	MEUR	1,872.0	1,472.8	1,061.2	736.9	611.9
Order book	MEUR	757.9	571.6	432.1	298.8	211.2
Net sales	MEUR	1,749.7	1,482.5	970.8	728.0	664.5
of which outside Finland	MEUR	1,652.2	1,396.0	883.7	653.5	599.4
Export from Finland	MEUR	481.3	519.6	334.2	273.4	258.9
Personnel on average		8,005	6,859	5,087	4,369	4,423
Personnel on 31 December		8,404	7,549	5,923	4,511	4,350
Capital expenditure	MEUR	25.2	16.3	16.0	11.8	12.4
as a percentage of net sales	%	1.4%	1.1%	1.6%	1.6%	1.9%
Research and development costs	MEUR	16.2	12.5	8.8	8.5	7.9
as % of Group net sales	%	0.9%	0.8%	0.9%	1.2%	1.2%
Profitability						
Net sales	MEUR	1,749.7	1,482.5	970.8	728.0	664.5
Operating income	MEUR	192.3	105.5	49.3	31.3	21.5
as percentage of net sales	%	11.0%	7.1%	5.1%	4.3%	3.2%
Income before extraordinary items	MEUR	178.8	95.1	34.1	27.7	18.9
as percentage of net sales	%	10.2%	6.4%	3.5%	3.8%	2.8%
Income before taxes	MEUR	178.8	95.1	34.1	27.7	10.7
as percentage of net sales	%	10.2%	6.4%	3.5%	3.8%	1.6%
Net income	MEUR	129.2	68.6	24.1	18.4	6.7
as percentage of net sales	%	7.4%	4.6%	2.5%	2.5%	1.0%
Key figures and balance sheet						
Shareholders' equity	MEUR	280.8	223.7	152.1	137.6	163.4
Balance Sheet	MEUR	956.9	919.0	724.0	513.9	402.2
Return on equity	%	51.2	36.5	16.6	12.5	7.5
Return on capital employed	%	50.4	29.5	17.2	13.7	10.8
Current ratio		1.3	1.4	1.1	1.1	1.5
Solidity	%	36.1	28.3	23.7	29.1	42.6
Gearing	%	7.0	57.3	88.1	80.2	27.8
Shares in figures						
Earnings per share, basic	EUR	2.17	1.17	0.43	0.33	0.22
Earnings per share, diluted	EUR	2.13	1.15	0.42	0.32	0.22
Equity per share	EUR	4.80	3.77	2.66	2.44	2.81
Cash flow per share	EUR	3.08	1.39	0.86	0.14	0.43

Dividend per share	EUR	0.80*	0.45	0.28	0.26	0.50
Dividend / earnings	%	36.9	38.5	64.3	80.2	227.3
Effective dividend yield	%	3.4	2.0	2.6	3.2	7.2
Price / earnings	EUR	10.9	19.1	24.3	24.8	31.4
Trading low / high	EUR	20.68 / 34.90	10.23 / 22.33	7.45 / 10.49	6.80 / 8.88	4.30 / 7.35
Average share price	EUR	27.41	15.04	8.94	7.70	5.62
Share price on 31 December		23.58	22.30	10.41	8.13	6.90
Year-end market capitalization	MEUR	1437.9	1 322.0	594.1	458.4	387.6
Number traded	(1000)	128 266	114 023	73 164	63 700	50 648
Stock turnover	%	219.2	192.3	128.1	112.9	90.2

* The Board's proposal to the AGM

CALCULATION OF KEY FIGURES

Return on equity (%) = (Income before extraordinary items - taxes) x 100 : Total equity (average during the period)

Return on capital employed = (Income before taxes + interest paid + other financing cost) x 100 : (Total amount of equity and liabilities - non-interest bearing debts (average during the period))

Current ratio = Current assets : Current liabilities

Solidity (%)= Shareholders' equity x 100 : (Total amount of equity and liabilities - advance payment received)

Gearing (%) = (Interest-bearing liabilities - liquid assets - loans receivable) x 100 : Total equity

Earnings per share = (Net income +/- extraordinary items) : Average number of shares outstanding

Earnings per share, diluted= (Net income +/- extraordinary items) : Average fully diluted number of shares outstanding

Equity per share = Shareholders' equity : Number of shares outstanding

Cash flow per share = Net cash flow from operating activities : Average number of shares outstanding

Effective dividend yield (%) = = Dividend per share x 100 : Share price at the end of financial year

Price per earnings = Share price at the end of financial year : Earnings per share

Year -end market capitalization = Number of shares outstanding multiplied by the share price at the end of year

Average number of personnel = Calculated as average of number of personnel in quarters

ACCOUNTING PRINCIPLES

The presented financial information is construed according to the recognition and measurement principles of International Financial Reporting Standards (IFRS).

Konecranes applies the same accounting policies as we applied in the 2006 annual financial statements, except for the change in Segment reporting.

As January 1, 2007, Konecranes branded spare parts are reported in the Service Business Area, while they were earlier partly included in Standard Lifting. The geographical Segment reporting structure has also been changed. The new geographical segments are Europe, Middle East, Africa (EMEA), Americas (AME) and Asia-Pacific (APAC). The earlier structure was Nordic and Eastern Europe, EU (excl.Nordic), Americas and Asia-Pacific.
The figures presented in the tables above have been rounded to one decimal, which should be taken into account when reading the sum figures.

The year-end report has been subject to audit.

Events on February 8, 2008

Analyst and press briefing

A luncheon presentation for media and analysts will be held at Konecranes office in Helsinki at 12.00 noon Finnish Time (address: Eteläesplanadi 22 B).

Live webcast

A live webcast of the presentation for analysts and media will begin at 12.00 noon Finnish Time and can be followed at www.konecranes.com.

Internet

This report and presentation material is available on the Company's investor site at www.konecranes.com/investor immediately after publication. A recording of the webcast will be available on the Internet later on the same day.

Dividend proposal

The Board of Directors proposes to the AGM that a dividend of EUR 0.80 per share will be paid for the fiscal year 2007. The dividend will be paid to shareholders, who are entered in the company's share register maintained by the Finnish Central Securities Depository Ltd. on the record date for payments of dividends on March 18, 2008. The actual payment of dividend will take place on March 28, 2008.

Annual General Meeting

The Annual General Meeting 2008 will be held on Thursday, Febuary 13, 2008 at 11.00 a.m. at the Company's auditorium (address: Koneenkatu 8, 05830 Hyvinkää). A press release on the decisions made at the AGM will be published upon conclusion of the meeting.

The proposals for the AGM 2008 will be published on February 8, 2008.

Next report

Konecranes Interim Report January-March 2008 will be published on April 29, 2008 at 10.00 a.m.

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Mr Pekka Lundmark, President and CEO, tel. +358-20 427 2000
Mr Teo Ottola, Chief Financial Officer, tel. +358-20 427 2040,
Mr Paul Lönnfors, IR Manager, tel. +358-20 427 2050

DISTRIBUTION
OMX Nordic Exchange Helsinki
Media

NOTICE TO CONVENE THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

The shareholders of Konecranes Plc are invited to the Annual General Meeting of Shareholders to be held on Thursday, 13 March 2008 at 11 a.m., at the Company's auditorium, Koneenkatu 8, 05830 Hyvinkää.

THE MEETING SHALL DECIDE ON THE FOLLOWING MATTERS:

1. Matters to be Decided upon under Article 10 of the Articles of Association and Chapter 5 Section 3 of the Companies Act

2. Authorization of the Board of Directors to Repurchase the Company's Own Shares

The Board of Directors proposes that the Annual General Meeting of Shareholders authorizes the Board of Directors to resolve to repurchase the Company's own shares as follows:

No more than 6,097,878 shares may be repurchased. The Company cannot at any moment together with its subsidiaries own more than 10 per cent of all the registered shares of the Company.

The minimum repurchase price of the shares is the lowest market price of the Company's shares quoted in public trading during the time of the authorization and the maximum repurchase price is the highest market price quoted in public trading during the time of the authorization.

The Board of Directors resolves upon the methods of the repurchase and other provisions. Among others, derivatives can be used in the purchase. The shares can be purchased with deviation from the proportioned holdings of the shareholders (directed purchase).

The Company's own shares can be purchased on the basis of the authorization only by using non-restricted equity. Hereby the repurchase will reduce the Company's distributable non-restricted equity.

This authorization shall be effective until the next Annual General Meeting of Shareholders, however no longer than until 12 September 2009.

3. Authorization of the Board of Directors to Transfer the Company's Own Shares

The Board of Directors proposes that the Annual General Meeting of Shareholders authorizes the Board of Directors to resolve to transfer the Company's own shares as follows:

The authorization is limited to a maximum of 6,097,878 shares. The shares may be transferred in one or several tranches. The Board of Directors is authorized to resolve upon the terms and conditions of the transfer of the Company's own shares. The shares may be transferred with deviation from the shareholders' pre-emptive right, provided that weighty financial grounds exist for this. The Board of Directors can also use this authorization to grant stock option rights and other special rights concerning the Company's own shares, referred to in Chapter 10 of the Companies Act but not, however, to resolve upon a personnel stock option plan.

This authorization shall be effective until the next Annual General Meeting of Shareholders, however no longer than until 12 September 2009.

4. Authorization of the Board of Directors to resolve upon share issue and issue of stock option rights as well as of other special rights entitling to shares

The Board of Directors proposes that the Annual General Meeting of Shareholders authorizes the Board of Directors to resolve upon share issue as well as upon issue of stock option rights, convertible bonds and other special rights entitling to shares referred to in Chapter 10 Section 1 of the Companies Act as follows. The authorization does not, however, concern resolving upon a personnel stock option plan.

Shared issued on the basis of the authorization are new shares of the Company. The authorization is limited to issuance of a maximum of 12,195,756 shares.

On the basis of the authorization, the Board of Directors may also resolve upon issuance of new shares to the Company itself. The Company cannot, however, at any moment together with its subsidiaries own more than 10 per cent of all the registered shares of the Company. The shares issued may then, among other things, be transferred on the basis of the authorization granted above in Section 3.

The Board of Directors is authorized to resolve upon all the terms and conditions of the share issue and the issuance of special rights entitling to shares. The shares and the special rights entitling to shares may be issued with deviation from the shareholders' pre-emptive right, provided that weighty financial grounds exist for this.

This authorization shall be effective until the next Annual General Meeting of Shareholders, however no longer than until 12 September 2009.

5. Partial change of the 1997 stock option program

The Board of Directors proposes that Section 5 of the terms of share subscription in the stock option program approved by the General Meeting of Shareholders on 4 March 1997 concerning shareholders' rights, is amended to read as follows: "The right to dividend pertaining to the shares and other shareholders' rights shall commence on the date when the increase of share capital is registered with the Trade Register."

6. Partial change of the 1999 stock option program

The Board of Directors proposes that Section 5 of the terms of share subscription in the stock option program approved by the General Meeting of Shareholders on 11 March 1999 concerning shareholders' rights, is amended to read as follows: "The right to dividend pertaining to the shares and other shareholders' rights shall commence on the date when the increase of share capital is registered with the Trade Register."

7. Partial change of the 2001 stock option program

The Board of Directors proposes that Section 5 of the terms of share subscription in the stock option program approved by the General Meeting of Shareholders on 8 March 2001 concerning shareholders' rights, is amended to read as follows: "The right to dividend pertaining to the shares and other shareholders' rights shall commence on the date when the increase of share capital is registered with the Trade Register."

DOCUMENTS ON DISPLAY

The documents relating to the Annual Accounts and the above-mentioned proposals of the Board of Directors may be inspected in their entirety at the Company's headquarters during a period of one week prior to the Annual General Meeting of Shareholders. The proposals of the Board of Directors are also available in their entirety on the internet at www.konecranes.com/investor/agm2008.

PAYMENT OF DIVIDEND

The Board of Directors proposes to the Annual General Meeting of Shareholders that a dividend of EUR 0.80 is paid on each share. Dividend will be paid to shareholders who are registered on the record date as shareholders in the Company's shareholders' register maintained by the Finnish Central Securities Depository Ltd. The Board of Directors proposes that the record date for the dividend payment is 18 March 2008. The dividend will be paid on 28 March 2008.

COMPOSITION OF THE BOARD OF DIRECTORS

According to the Articles of Association, the term of office of Board members expires at the closing of the next Annual General Meeting following his/her election. The Board of Directors shall have a minimum of five (5) and a maximum of eight (8) members. The term of office of all members expires annually.

The Nomination and Compensation Committee of the Board of Directors proposes to the Annual General Meeting of Shareholders that eight (8) Board members are elected. Board member Stig Stendahl has announced that he will not be available for re-election. The Nomination and Compensation Committee proposes that the other current Board members are re-elected and that one new Board member is elected, thus Mr. Svante Adde, Mr. Kim Gran, Mr. Stig Gustavson, Mr. Matti Kavetvuo, Ms. Malin Persson, Mr. Timo Poranen and Mr. Björn Savén are re-elected as members of the Board of Directors and Mr Mikael Silvennoinen, managing director of OKO Bank plc is elected as a new member of the Board of Directors. All the candidates have been presented in the press release of 8 February 2008 and on the Company's internet site www.konecranes.fi. All the candidates have given their consent to the election.

ELECTION OF THE AUDITORS

According to the Articles of Association, the auditors are elected to office until further notice. The Audit Committee of the Board of Directors has handled the election of auditors and proposes that Ernst & Young Oy continues as the Company's external auditor.

RIGHT TO PARTICIPATE AND NOTIFICATION OF PARTICIPATION

Only a shareholder who on 3 March 2008 has been registered as a shareholder in the shareholders' register of the Company maintained by the Finnish Central Securities Depository Ltd has the right to participate in the Annual General Meeting of Shareholders. Holders of nominee registered shares intending to participate in the Annual General Meeting shall notify their custodian well in advance of their intention and comply with the instructions provided by the custodian. The registration must be in place on 3 March 2008. A shareholder who wishes to participate in the Annual General Meeting of Shareholders must notify the Company of the participation no later than on 10 March 2008 before 4.45 p.m. to Ms. Tiina Huoponen

by e-mail: agm2008@konecranes.com
by telefax: +358 20 427 2089 (from abroad) or 020 427 2089 (Finland),

by mail: PL 661, FIN-05801 HYVINKÄÄ or
by phone: +358 40 704 1066 (from abroad) or040-704 1066 (Finland) or
through the Internet: www.konecranes.com/investor/agm2008

Shareholders are requested to inform the Company of any proxies for the Annual General Meeting of Shareholders in connection with the registration. A model for a proxy is available on the Internet site mentioned above.

In Hyvinkää, 8 February 2008

Konecranes Plc
The Board of Directors

FURTHER INFORMATION
Ms Sirpa Poitsalo, Director, General Counsel, tel. +358 20 427 2011

DISTRIBUTION
OMX Nordic Exchange Helsinki
Media

SHARE SUBSCRIPTIONS UNDER KONECRANES STOCK OPTIONS

A total of 60,000 new Konecranes shares have been subscribed with stock option rights under Konecranes' stock option plans as follows:

Stock option right	Shares	Subscription price (EUR/share)
2003 B-series	20,000	5.405
2003 C-series	40,000	6.25

Following these subscriptions the number of Konecranes Plc's shares will increase to 61,038,780 shares. The subscription price will be booked in its entirety to the paid in capital.

The new shares will be recorded in the Trade Register on February 14, 2008. The new shares will carry shareholders' rights from the date of registration. Konecranes will apply for their listing on the Helsinki Stock Exchange with the company's existing shares. Trading in the new shares will start on or about February 15, 2008.

The remaining outstanding stock options entitle to subscription of 2,027,540 shares. The terms and conditions of all Konecranes ongoing stock option plans are available on the Investor Relations website at www.konecranes.com/investor.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2007, Group sales totaled EUR 1,750 million. The Group has 8,400 employees, at more than 470 locations in 43 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCR1V).

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Konecranes Plc
Teo Ottola, Chief Financial Officer, tel. +358 20 427 2040

DISTRIBUTION
OMX Nordic Exchange Helsinki
Media

INCREASE IN KONECRANES' NUMBER OF SHARES REGISTERED

The 60,000 new Konecranes shares subscribed for with the B and C series stock option rights under Konecranes 2003 stock option plan have been recorded in the Trade Register on February 14, 2008.

Following these subscriptions the number of Konecranes Plc's shares will increase to 61,038,780 shares. The subscription price will be booked in its entirety to the paid in capital.

Trading in the new shares will start on or about February 15, 2008.

The terms and conditions of all Konecranes ongoing stock option plans are available on the Investor Relations website at www.konecranes.com/investor.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2007, Group sales totaled EUR 1,750 million. The Group has 8,400 employees, at more than 470 locations in 43 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCR1V).

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Konecranes Plc
Teo Ottola, Chief Financial Officer, tel. +358 20 427 2040

DISTRIBUTION
OMX Nordic Exchange Helsinki
Media

END